Exhibit 99.1

SUZANO S.A.

Publicly-Held Company of Authorized Capital
National Corporate Taxpayers Register of the Ministry of Economy (CNPJ/ME) No. 16.404.287/0001-55
State Registration Number (NIRE) 29.300.016.331

MINUTES OF MEETING OF THE BOARD OF DIRECTORS(“Meeting”)

1.          Date, Time and Place: On February 10, 2021, at 11 a.m., by videoconference, pursuant to item 6.4. of the Internal Rules of the Board of Directors (“Board”) of Suzano S.A. ("Company").

2.          Attendance: The following Board Members attended the Meeting: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice Chairman of the Board of Directors), Daniel Feffer (Vice Chairman of the Board of Directors), Maria Priscila Rodini Vansetti Machado (Board Member), Nildemar Secches (Board Member), Rodrigo Kede de Freitas Lima (Board Member), Ana Paula Pessoa (Board Member), Rodrigo Calvo Galindo (Board Member), Paulo Rogerio Caffarelli (Board Member) and Hélio Lima Magalhães (Board Member). Mr. Marcelo Bacci (Company's CFO) and Mr. Stefan Tasoko, representative of the Company, also participated in the Meeting.

3.          Chairman and Secretary: David Feffer presided over the Meeting and Mr. Stefan Tasoko acted as the secretary.

4.          Agenda: (i) approve the contracting by the subsidiaries of the Company denominated Suzano Pulp and Paper Europe S.A. ("Suzano Europe") and Suzano International Trade GmbH ("SIT"), of foreign financing in the total amount of up to two billion United States dollar (US$2,000,000,000), in the form of export prepayments by certain financial institutions ("Export Financings"); (ii) approve the guarantee by the Company to the complete and punctual payment of the obligations of Suzano Europe and/or by SIT under the Export Financings; (iii) the authorization to the Company's, Suzano Europe's and SIT’s Board of Officers to perform all acts that may be required or convenient in connection with the foregoing; and (iv) the authorization to the Company’s Board of Officers to carry out derivative operations in the total amount equal to the amount of Export Financings contracted in item (i), being authorized the execution of derivative operations in amount higher than the contracted in item (i) only and exclusively for the readjustment of the total amount hedged to the amount of the debt in the event of possible events of prepayment of its principal amount.

5.          Minutes in Summary Form: the attending members of the Board of Directors unanimously resolved that these minutes should be drawn up in summary form.

6.          Resolutions of the Agenda: the members of the board of directors, unanimously and without objections, approved:

6.1        The contracting by Suzano Europe and/or by SIT of the Export Financings.

6.2        The guarantee by the Company to the complete and punctual payment obligations of Suzano Europe and/or of SIT under the Export Financings.

6.3        The authorization to the Company's, Suzano Europe's and SIT’s Board of Officers to perform all acts that may be required or convenient in connection with the foregoing resolutions, including, without limitation, (i) to determine the total amount of the Export Financings, subject to the threshold approved in this Meeting, pursuant to item 6.1 above; (ii) to negotiate all terms and conditions of the Export Financings; and (iii) to execute all documents that may be required or convenient in connection with Export Financings, including but not limited to the Sustainability-Linked Export Prepayment Term Loan Credit Facility Agreement, the promissory notes and the fee letters.

6.4        The authorization to the Company's Board of Officers to carry out derivative operations in the total amount equal to the amount of Export Financings contracted in item (i), being authorized the execution of derivative operations in amount higher than the contracted in item (i) only and exclusively for the readjustment of the total amount hedged to the amount of the debt in the event of possible events of prepayment of its principal amount.

7.          Closing: There being no further business to be transacted, the meeting was closed. The minutes of the meeting were prepared, read and approved by all attending members of the Board of Directors. Signatures. Presiding Officers: David Feffer – Chairman; Stefan Tasoko – Secretary. Board Members: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice Chairman of the Board of Directors), Daniel Feffer (Vice Chairman of the Board of Directors), Maria Priscila Rodini Vansetti Machado (Board Member), Nildemar Secches (Board Member), Rodrigo Kede de Freitas Lima (Board Member), Ana Paula Pessoa (Board Member), Rodrigo Calvo Galindo (Board Member), Paulo Rogerio Caffarelli (Board Member) e Hélio Lima Magalhães (Board Member).

This is a true copy of the original drawn up on the proper book.

São Paulo, February 10, 2021.

Stefan Tasoko
Secretary

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